June 17, 2005
Mail Stop 6010


Alexei Gavriline
Director and President
Amecs, Inc.
1 Yonge Street, Suite 1801
Toronto, Ontario M5E 1W7
CANADA

Re:	Amecs, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed June 8, 2005
	File No. 333-123087

Dear Mr. Gavriline:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form SB-2

Cover Page
1. Please clarify in the fourth paragraph that Mr. Graviline will offer and sell the shares on behalf of the company, or use other language to make clear that he is not selling shares he currently owns.

Executive Compensation, page 30
2. Given the disparity in offering price and the price Mr.
Gavriline
paid for the 5 million shares, the issuance appears compensatory.
Please revise this section to describe this issuance and why you believe this disparity should not be included as compensation to Mr.
Gavriline if that is your position.

Determination of Offering Price, page 11
3. Please revise to include a risk factor discussing the risks associated with the fact that the offering price was arbitrarily determined by Mr. Gavriline and bears no relationship to your assets, earnings, book value or other criteria of value.

Financial Statements

Note 3.  Common shares, page F-9

4. We note that your sole officer was unwilling to pay more than $0.00001 per share or $50 for 5,000,000 shares of common stock. Since your expected offering price is $.10 per share, please explain in detail the rationale supporting your estimate of fair value of the
shares issued to Mr. Gavriline.  Discuss and quantify the impact on
your fair value of any events which occurred between December 28, 2004, the date the shares were granted, and March 25, 2005, the date the SB-2 was filed, to support a fair value below the proposed
$.10
per share price. Please be specific and detailed in your response.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Traci Hornfeck at (202) 551-3642 or Angela
Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.


      					Sincerely,



      					Peggy Fisher
								Assistant Director


cc (via facsimile):  Conrad C. Lysiak, Esq.

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Alexei Gavriline
Amecs, Inc.
June 17, 2005
Page 1